John Hancock Exchange-Traded Fund Trust

200 Berkeley Street

Boston, MA 02116

February 25, 2019

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonny Oh

Re: John Hancock Exchange-Traded Fund Trust (the “Registrant”) — File Nos. 333-183173 and 811-22733; Amendment to Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Registrant, I submit this letter in response to certain comments received by telephone on February 20, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 23 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 26 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on December 13, 2019, accession no. 0001133228-18-006609 (the “Registration Statement”) relating to the registration of John Hancock Multifactor Media and Communications ETF (the “Fund”), a new series of the Registrant.

The Registrant intends to prepare and file a separate, additional letter responding to the remainder of the comments the Staff provided on February 20, 2019 with respect to the Registration Statement.

For convenience, I have set forth each comment below, followed by the Registrant’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

General Comments

1.	Comment – Please confirm supplementally that the disclosure in the Registration Statement is consistent with the Registrant’s exemptive application pursuant to which it operates the Fund and that the Registrant will comply with the terms and conditions of the exemptive application.

Response – The Registrant hereby confirms that the disclosure in the Registration Statement is consistent with the Registrant’s exemptive application pursuant to which it operates the

Fund and that the Registrant will comply with the terms and conditions of the exemptive application.

Prospectus

2.	Comment – On the Front Cover, please include, if applicable, the statement required by Rule 498(b)(1)(vii) under the Securities Act per Item 1(a)(5) of Form N-1A.

Response – The Registrant has included the statement on the Front Cover, consistent with Item 1(a)(5).

3.	Comment – With respect to the footnotes to the fee table that disclose the contractual expense limitation, please confirm that only the Board has the authority to terminate the Fund’s contractual expense limitation or waiver prior to its expiration date. If that is not the case, please disclose who else can terminate such arrangement prior to its expiration date and under what circumstances.

Response – The Registrant confirms that only the Board has the authority to terminate the Fund’s contractual expense limitation or waiver prior to its expiration date.

4.	Comment – Please confirm supplementally whether the advisor may recoup fees waived or expenses reimbursed and, if so, include appropriate disclosure in the Registration Statement.

Response – The Registrant hereby confirms that the advisor cannot recoup fees waived or expenses reimbursed. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

5.	Comment – Under “Fund summary — Fees and expenses,” parenthetical “h” to the second footnote refers to “short dividend expense.” Please confirm if this is a principal investment strategy and, if so, if it is covered in other expenses.

Response – The Registrant does not anticipate that the Fund will have any “short dividend expense” during the Fund’s first year of operations, but confirms that if such expenses were anticipated they would be included in the line item for “Other expenses,” except that if such fees were to exceed 0.01% the Fund would add a separate line item to the table in accordance with Form N-1A.

6.	Comment – Under “Fund summary — Expense example,” please confirm that the expense example reflects the effect of the contractual fee limitation only for the periods described in the fee table, and add disclosure to this effect.

Response – The Registrant confirms that the expense example reflects the effect of the contractual fee limitation only for the periods described in the fee table, as permitted by Item 3, Instruction 4(a). However, as Form N-1A does not require disclosure related to this approach, the Registrant respectfully declines to make any changes in response to this comment.

7.	Comment – Please confirm that the Fund’s investment strategy to invest “at least 80% of its net assets (plus any borrowings for investment purposes) in securities that compose the [F]und’s Index” satisfies Rule 35d-1 under the 1940 Act.

Response – The Registrant notes that the Fund’s Index is designed to comprise securities in the media and communications sector. Accordingly, the Fund’s investment strategy to invest “at least 80% of its net assets (plus any borrowings for investment purposes) in securities that compose the [F]und’s Index” satisfies Rule 35d-1 under the 1940 Act.

8.	Comment – Under “Fund summary — Principal investment strategies,” the third paragraph states “The fund may concentrate its investments in a particular industry or group of industries to the extent that the Index concentrates in an industry or group of industries.” Please revise the disclosure as follows: “The fund will concentrate its investments in a particular industry or group of industries only to the extent that the Index concentrates in an industry or group of industries.” Please also make this change in the fourth paragraph under “Fund details – Principal Investment Strategies.”

Response – The Registrant respectfully notes that, under various circumstances, it may not be possible or practicable to purchase all of the securities included in the Index (or at the specified weightings) and the Fund may use sampling techniques as a result, as further described in the “Fund details” section of the Registration Statement. As such, it is possible that the Index concentrates but the Fund does not. Accordingly, the Registrant respectfully declines to make the requested changes.

9.	Comment – In the “Fund summary – Principal Risks” and “Fund details – Principal Risks of Investing”, please revise the order of risks by order of significance.

Response – The Registrant respectfully declines to revise the order of the risks as the Registrant believes its current presentation in both sections is permitted by Form N-1A and that presenting the risks by order of significance is not required by Form N-1A.

10.	Comment – The Staff notes that “Value investment style risk” is disclosed as a principal risk, but there is no corresponding description of value style investing in the “Principal Investment Strategies” section. Please reconcile the discrepancy by deleting the “Value investment style risk” disclosure or by describing the value investment style in the discussion of Fund’s principal investment strategies.

Response – The Registrant notes that the Fund’s investment strategy is to invest “at least 80% of its net assets (plus any borrowings for investment purposes) in securities that compose the [F]und’s Index.” The Index is developed, and the methodology underlying the construction of the Index is maintained, by Dimensional Fund Advisors LP, which also serves as subadvisor to the Fund. As disclosed in the Prospectus, the Index incorporates certain “value investing” principles into its rules-based methodology. Accordingly, the

Registrant believes that the Fund’s principal investment strategy as a whole implicates a value investment style risk and the Registrant respectfully declines to make any changes in response to this comment.

11.	Comment – In the “Fund summary — Portfolio management” and “Who’s who — Subadvisor” sections, please state the year that each portfolio manager began managing the Fund, rather than stating that each portfolio manager managed the Fund since inception.

Response – Generally, the date that a newly established John Hancock fund (such as the Fund) commences operations is not known at the time that the fund’s shares are registered with the SEC. Thus, if a portfolio manager is expected to manage the fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the fund since inception, in order to preserve flexibility in disclosure for new funds. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

12.	Comment –Please supplementally confirm that the creation unit size of 10,000 is consistent with the Fund’s exemptive orders/relief.

Response – The Registrant hereby confirms that the creation unit size is consistent with the Fund’s exemptive orders/relief, specifically: John Hancock Exchange-Traded Fund Trust, Order Granting Limited Exemptions from Exchange Act Rule 10b-17 and Rules 101 and 102 of Regulation M to Certain Index-Based ETFs Pursuant to Exchange Act Rule 10b17(b)(2) and Rules 101(d) and 102(e) of Regulation M (34-82234; December 7, 2017); John Hancock Exchange-Traded Fund Trust, SEC No-Action Letter (pub. avail. December 7, 2017); and John Hancock Exchange-Traded Fund Trust, IC-31546 (April 2, 2015) and IC-31581 (April 28, 2015).

13.	Comment – Please clarify whether the “Derivatives and other investments” and “Securities lending” strategies in the “Additional Investment Strategies” section are principal or non-principal strategies of the Fund. The Staff notes that the disclosures suggest the two strategies may be principal. Please move any principal strategy to the “Principal Investment Strategies” section.

Response – The Registrant notes that both strategies are non-principal strategies of the Fund. The Registrant also notes that the descriptions of both strategies are in the “Additional Investment Strategies” section of the statutory portion of the Prospectus. This section is a distinct section in the statutory portion and is separate from the “Principal Investment Strategies” section. The Registrant believes this presentation clearly identifies the principal and non-principal strategies of the Fund and is permitted by Form N-1A. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

14.	Comment – Please confirm supplementally whether investment in derivatives will count towards the 80% of the Index, and if so please explain how investments in derivatives will be valued for such purposes.

Response – The Registrant confirms that investments in derivatives may count towards the Fund’s 80% policy to the extent that derivatives are included in the Index. The Registrant believes that the disclosure regarding the Fund’s use of derivatives adequately describes how such derivatives are expected to be used in connection with the Fund’s principal investment strategies, and adequately describes the risks associated with these instruments.

15.	Comment – Under the heading “Management fee,” please disclose the period to be covered by the applicable shareholder report, i.e., the annual or semiannual shareholder report, pursuant to Item 10(a)(1)(iii) of Form N-1A.

Response – The Registrant respectfully notes that the current disclosure states: “[t]he basis for the Board of Trustees’ approval of the advisory fees, and of the investment advisory agreement overall, including the subadvisory agreement, will be discussed in the [F]und’s first shareholder report.” As the commencement date of the Fund’s operations is uncertain, the Registrant believes that this statement more precisely describes the shareholder report in which such Board discussion will appear. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

16.	Comment –Please confirm that the disclosure contained under the heading “Rule 12b-1 fees” in the “Fund details” section is consistent with the fee table in the “Fund summary” section.

Response – The Registrant confirms the disclosure is consistent with the fee table in the “Fund summary” section.

17.	Comment – Under the “Valuation of Fund Shares” section, please consider removing the sentence “[t]rading of securities that are primarily listed on foreign exchanges may take place on weekends and U.S. business holidays on which the [F]und’s NAV is not calculated” if this does not apply to the Fund.

Response – As the Fund is not prohibited from making investments in foreign securities outside of its 80% test, the Registrant respectfully declines to make any changes in response to this comment.

18.	Comment – Please ensure that the “Intraday Value” section specifically addresses what the calculation includes or does not include (e.g., operating fees or other accruals).

Response – The Registrant has reviewed the discussion in this section and notes that the Fund is not involved in, or responsible for, the calculation or dissemination of the IIV and makes no warranty as to its accuracy. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

19.	Comment – Under the “Intraday Value” section, please consider removing the sentence “[t]he quotations and/or valuations of certain fund holdings may not be updated during U.S. trading hours if such holdings do not trade in the United States” if this does not apply to the Fund.

Response – As the Fund is not prohibited from making investments in foreign securities outside of its 80% test, the Registrant respectfully declines to make any changes in response to this comment.

Statement of Additional Information

20.	Comment – Please confirm that the disclosure contained under the heading “Rule 12b-1 Fees” is consistent with the fee table in the “Fund summary” section of the Prospectus.

Response – The Registrant confirms the disclosure is consistent with the fee table in the “Fund summary” section.

21.	Comment – Under the “Soft Dollar Considerations” section, please consider removing the paragraph starting “[u]nder recent revisions to the EU’s Markets in Financial Instruments Directive (“MiFID II”)…” if this does not apply to the Fund.

Response – As the Fund is not prohibited from making investments in foreign securities outside of its 80% test, the Registrant respectfully declines to make any changes in response to this comment.

Other Comments

22.	Comment – Please submit EDGAR correspondence filings responding to these comments, addressed to Mr. Sonny Oh.

Response – The Registrant respectfully acknowledges the comment.

The Registrant, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at (617) 572-4575.

Sincerely,

/s/ Sarah M. Coutu
Sarah M. Coutu